SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended August 2001	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BIRCH MOUNTAIN RESOURCES LTD

CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2001
(UNAUDITED)

                                       ----------------------------------------------------
                                                 30-Jun-01                   31-Dec-00
                                       ----------------------------------------------------
ASSETS
  Current Assets
     Cash and Short Term Investments      1,638,951                    2,823,715
     Restricted Short Term Investments       39,628                       38,000
     Accounts Receivables & Other            67,759                       64,422
     Prepaid Expenses                        22,351                       10,034
                                       ------------                 ------------
                                                   $1,768,689                   $ 2,936,171
     Investments                                  -                       15,930
     Capital Assets                         208,084                      200,587
     Mineral Exploration Costs                                         8,338,431
                                       ------------                 ------------
                                                   $  208,084                   $ 8,554,948
                                                   ==========                   ===========
Total Assets                                       $1,976,773                   $11,491,119

LIABILITIES & SHAREHOLDER'S EQUITY
  Current Liabilities
     Accounts Payable                              $  471,025                   $   385,462

  Shareholder's Equity
     Common Share Capital                24,600,330                   24,633,830
     Deficit                            (23,094,582)                 (13,528,173)
                                       ------------                 ------------
                                                   $1,505,748                   $11,105,657
                                                   ==========                   ===========
Total Liabilities and Shareholder's Equity         $1,976,773                   $11,491,119

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE PERIOD ENDED JUNE 30, 2001
(UNAUDITED )

                                            ----------------------------------------------------------------
                                            3 Months                             3 Months
                                            2 Quarter         6 Months          2 Quarter           6 Months
                                            30-Jun-01          30/6/01          30-Jun-00          30-Jun-00
                                            ----------------------------------------------------------------
 EXPENSES
  Shareholder Services and Promotion           130,950        183,721           59,819             142,900
  Salaries,Mgmt Fees and benefits              135,872        255,302          133,762             232,553
  Office & Lab                                  67,511        148,776           58,951             117,405
  Professional Fees                            131,010        309,665          578,042             636,962
  Research Cost                                164,596        214,831           37,561              39,406
  Amortization                                  12,489         25,940           14,297              25,063
  Mineral Cost                                 152,383        282,934             -                  -
                                            ================================================================
 LOSS BEFORE THE FOLLOWING                     794,811      1,421,169          882,432           1,194,289
  Interest and Other Income                    (50,958)       (72,674)         (79,382)            (98,259)
  Gain on sale of Investments                  (14,518)       (14,518)            -                   -
  Write-down of Mineral Expln Co                                                 2,455               3,889
                                            ================================================================
                                               (65,476)       (87,192)         (76,928)            (94,371)
                                            ================================================================
  NET LOSS FOR THE PERIOD                      729,335      1,333,978          805,505           1,099,918
  Future Income Tax Recovery                   (54,000)      (106,000)
                                            ================================================================
  NET LOSS FOR THE YEAR                        675,335      1,227,978          805,505           1,099,918

 DEFICIT AT BEGINNING OF PERIOD             22,419,247     13,528,173       10,291,959           9,997,545
 Adoption of Accounting Policy (Note2)                      8,338,431
                                            ==========================================================================
 DEFICIT AT BEGINNING OF PERIOD Restated    22,419,247     21,866,604       10,291,959           9,997,545
 DEFICIT AT the end OF PERIOD               23,094,582     23,094,582       11,097,463          11,097,463

 LOSS  PER SHARE: ISSUED +O/S              $      0.02    $      0.04      $      0.02         $      0.03

 LOSS  PER SHARE: FULLY DILUTED            $      0.02    $      0.03      $      0.02         $      0.03

 SHARE CAPITAL
  ISSUED AND OUTSTANDING                    33,647,122     33,647,122       33,202,966          33,202,966
  FULLY DILUTED BASIS                       37,611,653     37,611,653       37,133,747          37,133,747

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE PERIOD ENDED JUNE 30, 2001
(UNAUDITED)

                                              ------------------------------------------------------------
                                                   3 Mo            6 Mo            3 Mo             6 Mo
                                                 30-Jun-01      30-Jun-01        30-Jun-00       30-Jun-00
                                              ------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash Received from Interest                     35,028          56,744         52,336            68,946
  Cash Paid to Suppliers                        (440,946)       (928,836)      (327,042)         (365,983)
  Cash Paid to Employees                        (176,949)       (379,014)      (182,379)         (284,170)
                                              ============================================================
                                                (582,867)     (1,251,106)      (457,085)         (581,207)
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of Common Shares for Cash                              72,500      1,319,141         4,244,676
  Share Issuance Costs                                                          (69,287)         (116,536)
                                              ============================================================
                                                    -             72,500      1,249,854         4,128,140

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on Disposal of Investment              30,488          30,488
  Purchase of Capital Assets                     (16,563)        (34,979)       (16,047)          (57,195)
  Mineral Exploration Costs                                                    (181,548)         (752,261)
                                              ============================================================
                                                  13,885          (4,531)      (197,595)         (809,456)

INCREASE (DECREASE) IN CASH                     (568,982)     (1,183,136)       595,174         2,737,477

CASH AT BEGINNING OF PERIOD                    2,247,561       2,861,715      3,085,861           943,558
==========================================================================================================
CASH AT END OF PERIOD                          1,678,579       1,678,579      3,681,035         3,681,035

BIRCH MOUNTAIN RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2001
(UNAUDITED)

1. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2000 with the exception detailed in note 2 below. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2000.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Adoption of Accounting Policy

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (see Note 3). Pursuant to the Adoption for this guideline the Company’s accounting policy with respect to mineral properties and deferred exploration costs commencing January 1, 2001 was to expense them and only defer the costs when it is probable that they will be recoverable from the future operations of the related project.

For the year ended December 31, 2000, the mineral leases and permits are recorded at cost. Cost includes cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures are capitalized and deferred until the leases and permits to which they relate are placed on production, sold, allowed to lapse, or abandoned. These costs will be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits are sold, allowed to lapse, or abandoned. The Company assess the carrying value of these mineral exploration costs annually and based on estimates, adjusts the carrying amount for any impairments in value or surrender of permits or leases.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

3. Mineral Exploration Costs

During the quarter ended March 31, 2000, the Company has adopted the requirements of Accounting Guideline 11, Enterprises in the Development State (“AcG-11”) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

	December 31, 2000	Accounting Policy Adjustment (Note 20)	March 31, 2000
Alberta	8,217,013	(8,217,013)	-
Manitoba	121,418	(121,418)	-

	8,338,431	(8,338,431)	-

4. Stock Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

The Company has granted options on common shares as follows:

                                                                                 Weighted
                                                                                  Average      Expiry Date
                                               Number of      Price Range       Price ($)
                                                 Options              ($)

December 31, 2000 outstanding                  1,920,000      .22 - 1.36          .85          2001 - 2004

Granted                                          683,750      .60 - .65           .63              2006
Cancelled                                        (50,000)        .70              .70              2001
-------------------------------------- ----------------- ---------------- --------------- -----------------
June 30, 2001 outstanding                      2,553,750      .22 - 1.36          .79          2001 - 2006
-------------------------------------- ----------------- ---------------- --------------- -----------------

During the quarter ended June 30,2001 the Company granted 275,000 options with an exercise price of $.65 until 2006.

5. Share Capital

During the quarter ended June 30.2001 the Company issued 94,156 shares for proceeds of $72,500.In addition, all of the common shares subject to a voluntary pooling agreement at year end were released on May 9,2001.

6. Future Income Tax Recovery

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

Based on the expenditures during this first two quarters, future income tax recoveries of $54,000 and $52,000 have been recorded in the second and first quarters respectively along with corresponding reductions to share capital.

7. Related Party Transactions during the Period

Included in shareholder services and promotion are amounts paid to a company controlled by the spouse of a director totaling $19,100 for the second quarter and $2,207 for the first quarter of 2001.

8. Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a)	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $563,000 at June 30, 2001 (March 31, 2001 - $688,000, December 31, 2000 - $806,000).

b)	Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. Until the change in accounting policy, this differed from the treatment for U.S. GAAP purposes. The Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration for U.S. GAAP purposes. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write-down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

c)	Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

d)	Shares held in escrow that are performance based, have been excluded from the loss per share calculation for U.S. GAAP purposes.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

                                                                        June 30           Dec. 31
                                                                          2001              2000
-------------------------------------------------------------- ----------------- -----------------
-------------------------------------------------------------- ----------------- -----------------
Mineral exploration costs under Canadian GAAP                      $    -                8,338,431
Exploration expenditures                                                -                8,338,431
-------------------------------------------------------------- ----------------- -----------------
Mineral exploration costs under U.S. GAAP                          $    -                   -
-------------------------------------------------------------- ----------------- -----------------
Deficit under Canadian GAAP                                        $23,094,582          13,528,173
Exploration expenditures                                                -                8,338,431
Future income taxes                                                    976,064             870,064
-------------------------------------------------------------- ----------------- -----------------
Deficit under U.S. GAAP                                            $24,070,646          22,736,668
-------------------------------------------------------------- ----------------- -----------------

In addition, the impact on the consolidated statements of loss would be as follows:

                                                  3 months      6 months       3 months     6 months
                                                   June 30       June 30        June 30      June 30
                                                     2001         2000           2000          2001
---------------------------------------------   --------------  ----------  --------------  ---------
Net loss for the year under Canadian GAAP         $ 675,335     1,227,978       805,505     1,099,918
Exploration expenditures                               -                      1,970,713     2,152,261
Future income taxes                                  54,000       106,000         -             -
---------------------------------------------   --------------  ----------  --------------  ---------
Net loss for the year under U.S. GAAP             $ 729,335     1,333,978     2,776,218     3,252,179
---------------------------------------------   --------------  ----------  --------------  ---------
Loss per share under U.S. GAAP                    $    0.02          0.04          0.08          0.10
---------------------------------------------   --------------  ----------  --------------  ---------

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at June 30, 2001, no compensation cost has been required to be recorded for any period under this method as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 49% for 2001 respectively, and an annual risk free rate of 5%. There were no options issued during 2000.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

                                                  3 months      6 months       3 months     6 months
                                                   June 30       June 30        June 30      June 30
                                                     2001         2000           2000          2001
---------------------------------------------   --------------  ----------  --------------  ---------
Net loss under U.S. GAAP                          $ 729,335     1,333,978      2,776,218    3,252,179
Pro-forma stock compensation, after
    net tax affect                                  161,257       293,385         48,272       96,544
---------------------------------------------   --------------  ----------  --------------  ---------
Pro-forma net loss under U.S. GAAP                $ 890,592     1,627,363      2,824,490    3,348,723
---------------------------------------------   --------------  ----------  --------------  ---------
Pro-forma loss per share under U.S. GAAP          $    0.03          0.05           0.09         0.10
---------------------------------------------   --------------  ----------  --------------  ---------

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
Dated: August 29, 2001	By: /s/ Donald L. Dabbs Donald L. Dabbs Vice-President and CFO